SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of Nobember 2008
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

Date: November 6, 2008	By:	/s/ Graham David Staley
Graham David Staley
Chief Financial Officer and Investor Relations

AMBEV REPORTS THIRD QUARTER 2008 RESULTS

São Paulo, November 6, 2008– Companhia de Bebidas das Américas – AmBev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc], announces today its results for the third quarter 2008 (Q3 2008). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais and prepared in accordance with Brazilian GAAP and should be read in conjunction with our quarterly financial information for the three and nine-months period ending September 30, 2008. Our press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scopes represent the impact of acquisitions and divestitures and the start-up or termination of activities. Comparisons, unless otherwise stated, refer to the third quarter of 2007 (Q3 2007). The year-to-date (YTD) changes in Reais were restated to properly reflect organic growth excluding currency changes. Values in this release may not add up due to rounding.

OPERATING AND FINANCIAL HIGHLIGHTS

AmBev continues to grow as Brazil CSD & Nanc volumes recover and Quinsa delivers another strong quarter.

Solid volume growth: Volumes increased organically by 6.1% during Q3 2008. Brazil Beer volumes were soft (+1.1%) as consumer spend continues to be under pressure from food inflation, coupled with poor weather in September in key regions. Brazil CSD & NANC delivered very strong growth of 14.8%. Our operations in Quinsa delivered another quarter of double-digit volume growth (+12.9%) while North America volumes grew by 2.0%.

Market Share improvement: We continue to make progress on market share with both Argentina and Canada delivering share growth for the quarter year over year. In Brazil, CSD market share in the quarter reached 17.8% (+80 bps yoy) and Beer market share recovered after losses in July, reaching 67.2% in the quarter (-50 bps yoy).

Double-digit top line growth: Net sales increased organically by 10.1% during Q3 2008. Net revenues per hectoliter (+3.8%) were impacted positively by price increases, our continued focus on revenue management best practices and the development of the premium segment in most of our major markets.

Cost of Goods Sold (COGS) and Selling, General & Administrative (SG&A) expenses: COGS per hectoliter increased 10.9% in the quarter due to higher commodity prices in Quinsa and Labatt. These increases were partly offset by expected gains arising from sugar hedges, currency appreciation and efficiency projects in Brazil where COGS per hectoliter grew by only 3.0%, well below the level of inflation. SG&A (excl. depreciation & amortization) increased organically by 7.1% in Q3 2008 as higher expenses in Quinsa and Hila-Ex were partly offset by savings in Brazil CSD & NANC.

EBITDA and EBITDA Margin: Our EBITDA reached R$2,033.7 million during Q3 2008, which represents an organic increase of 6.4%. Our EBITDA margin in the third quarter decreased organically by 120 bps to 42.3%.

Payout and Financial Discipline: In Q3 2008 we paid dividends and interest on own capital (IOC) totaling R$987.4 million and declared additional dividends and IOC of R$839.6 million which was paid on October 13th. There were no share buybacks in the quarter.

Financial Highlights - AmBev Consolidated			% As		%				% As		%
R$ million	3Q07	3Q08	Reported		Organic		YTD 07	YTD 08	Reported		Organic
Total volumes	32,803.7	34,445.1	5.0%		6.1%		98,860.9	103,007.0	4.2%		4.0%
Beer	23,970.6	24,387.5	1.7%		3.0%		71,323.0	73,629.0	3.2%		3.0%
CSD and NANC	8,833.1	10,057.6	13.9%		14.1%		27,538.0	29,378.0	6.7%		6.7%

Net sales	4,641.7	4,809.9	3.6%		10.1%		13,821.8	14,397.1	4.2%		8.5%
Gross profit	3,097.7	3,127.8	1.0%		6.4%		9,166.8	9,435.2	2.9%		6.9%
Gross margin	66.7%	65.0%	-170	bps	-80	bps	66.3%	65.5%	-80	bps	-40	bps
EBITDA	1,999.3	2,033.7	1.7%		6.4%		5,884.3	6,086.5	3.4%		7.1%
EBITDA margin	43.1%	42.3%	-80	bps	-120	bps	42.6%	42.3%	-30	bps	-40	bps
Net Income	589.8	949.0	60.9%				1,684.4	2,094.9	24.4%
No. of share outstanding (millions)	620.8	614.0	-1.1%				620.8	614.0	-1.1%
EPS (R$/shares)	0.95	1.55	62.7%				2.71	3.41	25.8%
EPS excl. goodwill amortization (R$/shares)	1.61	2.36	46.2%				4.68	5.84	24.7%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Third Quarter 2008 Results November 6, 2008 Page 2

Message from AmBev Management

Our people, brands and our world class commercial programs led to another quarter of organic EBITDA growth (+6.4%) although margins declined due to anticipated cost pressures in Quinsa and North America (-120 bps).

The performance of the beverage market in Brazil in the third quarter was mixed, with the price of the core food basket continuing to grow at more than twice the level of general consumer inflation. Our Beer EBITDA increased organically by 3.0% on the back of soft volume growth (+1.1%) while our CSD & Nanc EBITDA grew 53.0% organically and delivered EBITDA margin expansion of 950 bps when compared to Q3 2007. The CSD & NANC result was driven by volume growth of 14.8%, good pricing (+4.9% per hectoliter yoy) and a COGS per hectoliter reduction yoy of 3.5% due to our previously announced sugar and currency hedge gains. “We are pleased with the performance of our Brazilian operations, delivering another quarter of EBITDA growth despite a challenging environment. Our teams continue to focus on execution, utilizing our superior portfolio to support our objective of growing share. After losing 70 bps of beer market share in July, we recovered and ended the quarter with year to date market share flat versus last year. We were particularly pleased with the performance of our CSD & NANC business in the third quarter. Our innovations continue to contribute to industry growth and market share reached 17.8% in the quarter, 80 bps higher than last year. Rest assured that as our teams prepare for the summer, we will continue to invest in our brands and focus on superior execution”, says Luiz Fernando Edmond, CEO for Latin America.

Quinsa delivered another strong quarter with organic volume growth of 12.9%, consisting of a 14.2% growth in beer volumes and an 11.2% growth in CSD & NANC volumes. Despite a particularly challenging quarter due to higher commodity and labor costs, Quinsa contributed R$265.7 million to group EBITDA (+37.2%) in the quarter. “We are pleased with another strong performance across our territories. Our performance was driven by good industry growth coupled with our ability to grow our premium brands while defending our mainstream brands and gaining market share in both beer and soft drinks. Share gains are being driven by strong brands, successful innovation and superior execution of our commercial programs. We continue to drive ZBB savings to help us to partly offset pressure from higher commodity prices”, says João Castro Neves, Quinsa’s CEO.

HILA-ex reported an EBITDA loss of R$32.8 million. Luiz Fernando Edmond comments: “We are pleased with our performance in Peru and Ecuador which continue to deliver double digit beer volume growth and market share growth. However, the region continues to be impacted by a very difficult year in Venezuela. Our focus today in Venezuela is to guarantee we have the right plans and resources in place to drive better results in 2009, thereby helping to achieve our short-term goal of delivering break-even EBITDA for the region”.

Our North American operations posted a 5.2% organic decline in EBITDA, with a 400 bps margin contraction in the period. This result was driven by anticipated higher commodity prices and marketing investments in the period, partly offset by: (i) good volume growth; (ii) positive pricing; and (iii) ZBB savings in both COGS and SG&A. Bernardo Paiva, CEO for North America, adds: "Despite EBITDA declining in the quarter due to anticipated higher input costs, we were able to grow market share in Canada for the third consecutive quarter. Our year to date results are still in line with our goal of growing EBITDA with no loss to our market share”.

In Q3 2008, we returned to our shareholders R$987.4 million in dividends and IOC. In addition, we announced a further payout amounting to R$839.6 million in dividends and IOC which was paid beginning on October 13th, 2008.

Third Quarter 2008 Results November 6, 2008 Page 3

COGS continue to be closely managed although higher inflation in Brazil, lower Brazil beer volumes (affecting fixed cost absorption) and a much higher than anticipated mix of Quinsa volumes, are impacting the results. The final COGS per hectoliter result for 2008 will depend on the Country mix of fourth quarter volumes but based on current volume trends are likely to be higher than the previous guidance of less than 5%. COGS growth per hectoliter in Brazil for the full year will still be below the level of inflation.

As we look forward to 2009, we continue to focus on the long-term protection of our business by hedging our commodity and currency exposures. We have covered our estimated price exposure in our hedgeable commodities (mainly sugar, aluminum and barley) and our estimated US dollar exposure in both our hedgeable and non-hedgeable commodities until the end of 2009. The average rate for our 2009 hedges in Brazil is BRL 1.88 BRL / US$1, compared to BRL 2.00 / US$1 in 2008.

Third Quarter 2008 Results November 6, 2008 Page 4

AmBev Consolidated

The following tables set out the consolidated results of AmBev for Q3 2008.

AmBev continues to grow EBITDA, delivering top line growth above volume growth. Quinsa and North America continue to make a meaningful contribution to consolidated performance.

AmBev Consolidated Results			Currency	Organic		% As		%
R$ million	3Q07	Scope	Translation	Growth	3Q08	Reported		Organic
Volume ('000 hl)	32,803.7	(335.5)	-	1,976.8	34,445.1	5.0%		6.1%
Net Revenue	4,641.7	(23.0)	(276.6)	467.8	4,809.9	3.6%		10.1%
Net Revenue/hl	141.5	0.8	(8.0)	5.4	139.6	-1.3%		3.8%
COGS	(1,544.0)	16.3	114.9	(269.2)	(1,682.1)	8.9%		17.6%
COGS/hl	(47.1)	0.0	3.3	(5.1)	(48.8)	3.7%		10.9%
Gross Profit	3,097.7	(6.8)	(161.7)	198.6	3,127.8	1.0%		6.4%
Gross Margin	66.7%				65.0%	-170	bps	-80	bps
SG&A excl. deprec.&amort.	(1,217.9)	3.7	82.8	(85.5)	(1,216.9)	-0.1%		7.1%
SG&A deprec.&amort.	(246.0)	(1.1)	7.6	(29.0)	(268.5)	9.2%		11.8%
SG&A Total	(1,464.0)	2.6	90.4	(114.5)	(1,485.5)	1.5%		7.9%
EBIT	1,633.7	(4.2)	(71.3)	84.1	1,642.3	0.5%		5.1%
EBIT Margin	35.2%				34.1%	-110	bps	-40	bps
EBITDA	1,999.3	(6.2)	(88.4)	129.0	2,033.7	1.7%		6.4%
EBITDA Margin	43.1%				42.3%	-80	bps	-120	bps

AmBev Consolidated Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	98,860.9	196.0	-	3,950.1	103,007.0	4.2%		4.0%
Net Revenue	13,821.8	42.3	(644.7)	1,177.7	14,397.1	4.2%		8.5%
Net Revenue/hl	139.8	0.2	(6.3)	6.1	139.8	0.0%		4.3%
COGS	(4,654.9)	(27.3)	270.8	(550.6)	(4,962.0)	6.6%		11.9%
COGS/hl	(47.1)	(0.183)	2.6	(3.5)	(48.2)	2.3%		7.5%
Gross Profit	9,166.8	15.0	(373.9)	627.1	9,435.2	2.9%		6.9%
Gross Margin	66.3%				65.5%	-80	bps	-40	bps
SG&A excl. deprec.&amort.	(3,617.2)	(29.3)	194.2	(256.3)	(3,708.6)	2.5%		7.1%
SG&A deprec.&amort.	(642.0)	(137.2)	19.0	(56.9)	(817.1)	27.3%		8.9%
SG&A Total	(4,259.2)	(166.5)	213.2	(313.2)	(4,525.7)	6.3%		7.4%
EBIT	4,907.6	(151.4)	(160.7)	313.9	4,909.4	0.0%		6.4%
EBIT Margin	35.5%				34.1%	-140	bps	-60	bps
EBITDA	5,884.3	(11.2)	(205.8)	419.2	6,086.5	3.4%		7.1%
EBITDA Margin	42.6%				42.3%	-30	bps	-40	bps

Third Quarter 2008 Results November 6, 2008 Page 5

AMBEV – CONSOLIDATED RESULTS

The combination of AmBev’s operations in the Brazil, Quinsa, HILA-ex and North American business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

Third Quarter 2008 Results November 6, 2008 Page 6

Brazil Consolidated

Consolidated Brazil Results			Currency	Organic		% As		%
R$ million	3Q07	Scope	Translation	Growth	3Q08	Reported		Organic
Volume ('000 hl)	21,580.3	(335.5)		971.8	22,216.6	2.9%		4.6%
Net Revenue	2,846.9	(23.0)		203.3	3,027.2	6.3%		7.2%
Net Revenue/hl	131.9	1.0		3.3	136.3	3.3%		2.5%
COGS	(917.6)	16.3		(69.8)	(971.1)	5.8%		7.7%
COGS/hl	(42.5)	0.1		(1.3)	(43.7)	2.8%		3.0%
Gross Profit	1,929.3	(6.8)		133.5	2,056.1	6.6%		6.9%
Gross Margin	67.8%				67.9%	20	bps	20	bps
SG&A excl. deprec.&amort.	(676.5)	3.7		(31.4)	(704.3)	4.1%		4.7%
SG&A deprec.&amort.	(199.5)	(1.1)		(21.2)	(221.8)	11.1%		10.6%
SG&A Total	(876.0)	2.6		(52.6)	(926.1)	5.7%		6.1%
EBIT	1,053.3	(4.2)		80.9	1,130.0	7.3%		7.6%
EBIT Margin	37.0%				37.3%	30 bps		70 bps
EBITDA	1,297.4	(6.2)		114.2	1,405.5	8.3%		8.8%
EBITDA Margin	45.6%				46.4%	90	bps	120	bps

Consolidated Brazil Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	64,961.8	45.6		1,284.6	66,292.1	2.0%		2.0%
Net Revenue	8,591.5	(0.3)		557.8	9,149.0	6.5%		6.5%
Net Revenue/hl	132.3	(0.1)		5.9	138.0	4.4%		4.4%
COGS	(2,735.9)	(10.3)		(197.9)	(2,944.1)	7.6%		7.3%
COGS/hl	(42.1)	(0.1)		(2.2)	(44.4)	5.5%		5.1%
Gross Profit	5,855.6	(10.6)		359.9	6,204.9	6.0%		6.2%
Gross Margin	68.2%				67.8%	-30	bps	-10	bps
SG&A excl. deprec.&amort.	(1,969.1)	(3.1)		(179.7)	(2,151.9)	9.3%		9.2%
SG&A deprec.&amort.	(498.3)	(137.2)		(29.7)	(665.1)	33.5%		6.0%
SG&A Total	(2,467.4)	(140.3)		(209.3)	(2,817.0)	14.2%		8.6%
EBIT	3,388.2	(150.9)		150.6	3,387.8	0.0%		4.4%
EBIT Margin	39.4%				37.0%	-240	bps	-50	bps
EBITDA	4,009.4	(14.2)		217.6	4,212.8	5.1%		5.4%
EBITDA Margin	46.7%				46.0%	-60	bps	-20	bps

Our Brazil business unit delivered an EBITDA of R$1,405.5 million in the quarter, representing an organic growth of 8.8 % and an organic growth of 120 bps in EBITDA margin to 46.4%.

Third Quarter 2008 Results November 6, 2008 Page 7

Beer Brazil

Beer Brazil Results			Currency	Organic		% As		%
R$ million	3Q07	Scope	Translation	Growth	3Q08	Reported		Organic
Volume ('000 hl)	16,190.7	(311.0)		177.1	16,056.8	-0.8%			1.1%
Net Revenue	2,335.1	(21.4)		97.2	2,410.9	3.2%			4.2%
Net Revenue/hl	144.2	1.5		4.4	150.1	4.1%			3.1%
COGS	(670.9)	15.0		(31.1)	(687.0)	2.4%			4.7%
COGS/hl	(41.4)	0.1		(1.5)	(42.8)	3.3%			3.6%
Gross Profit	1,664.2	(6.3)		66.1	1,723.9	3.6%			4.0%
Gross Margin	71.3%				71.5%	20	bps	20	bps
SG&A excl. deprec.&amort.	(574.9)	3.6		(38.6)	(609.8)	6.1%			6.9%
SG&A deprec.&amort.	(149.2)	(1.0)		(10.0)	(160.2)	7.4%			6.7%
SG&A Total	(724.0)	2.6		(48.6)	(770.1)	6.4%			6.6%
EBIT	940.1	(3.7)		17.4	953.9	1.5%			1.8%
EBIT Margin	40.3%				39.6%	-70	bps	-30	bps
EBITDA	1,127.6	(5.5)		33.4	1,155.5	2.5%			3.0%
EBITDA Margin	48.3%				47.9%	-40	bps		bps

Beer Brazil Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	48,296.1	43.6		437.5	48,777.2	1.0%		0.9%
Net Revenue	6,974.8	(1.7)		387.8	7,360.8	5.5%		5.6%
Net Revenue/hl	144.4	(0.2)		6.7	150.9	4.5%		4.6%
COGS	(1,940.0)	(9.0)		(180.0)	(2,129.0)	9.7%		9.4%
COGS/hl	(40.2)	(0.1)		(3.3)	(43.6)	8.7%		8.3%
Gross Profit	5,034.8	(10.7)		207.7	5,231.8	3.9%		4.1%
Gross Margin	72.2%				71.1%	-110	bps	-80	bps
SG&A excl. deprec.&amort.	(1,696.8)	(2.1)		(174.8)	(1,873.7)	10.4%		10.5%
SG&A deprec.&amort.	(370.0)	(102.2)		(15.8)	(488.0)	31.9%		4.3%
SG&A Total	(2,066.8)	(104.3)		(190.6)	(2,361.8)	14.3%		9.3%
EBIT	2,968.0	(115.0)		17.2	2,870.1	-3.3%		0.6%
EBIT Margin	42.6%				39.0%	-360	bps	-170	bps
EBITDA	3,443.9	(13.1)		56.4	3,487.3	1.3%		1.6%
EBITDA Margin	49.4%				47.4%	-200	bps	-150	bps

Brazilian beer volumes increased 1.1% being impacted by poor weather in key regions in September. Our average market share for Q3 2008 reached 67.2%, which is 50 bps lower than last year, allowing us to maintain our year to date market share flat against 2007.

Net revenue per hectoliter growth of 3.1% for the quarter was driven by price increases implemented at the beginning of the year, principally in the on-premise channel. Packaging mix, off-trade channel mix and higher sales through direct distribution also contributed to this result.

COGS per hectoliter grew by only 3.6% in the quarter, with higher commodity costs and labor inflation being partly offset by the benefits of currency hedges and productivity improvements.

SG&A (excluding depreciation and amortization) increased 6.9% organically. This was due to general inflation, the impact of the increase in volumes, direct distribution and targeted investments to recover market share, partly offset by ZBB savings in the period.

Third Quarter 2008 Results November 6, 2008 Page 8

 CSD & Nanc

CSD&Nanc Brazil Results			Currency	Organic		% As		%
R$ million	3Q07	Scope	Translation	Growth	3Q08	Reported		Organic
Volume ('000 hl)	5,389.6	(24.4)		794.6	6,159.8	14.3%		14.8%
Net Revenue	467.5	(1.7)		95.3	561.1	20.0%		20.5%
Net Revenue/hl	86.7	0.1		4.3	91.1	5.0%		4.9%
COGS	(214.3)	1.2		(23.0)	(236.0)	10.1%		10.8%
COGS/hl	(39.8)	0.1		1.4	(38.3)	-3.6%		-3.5%
Gross Profit	253.2	(0.4)		72.4	325.1	28.4%		28.6%
Gross Margin	54.2%				57.9%	380	bps	380	bps
SG&A excl. deprec.&amort.	(100.2)	0.0		6.1	(94.1)	-6.1%		-6.1%
SG&A deprec.&amort.	(50.4)	(0.1)		(11.1)	(61.6)	22.2%		22.1%
SG&A Total	(150.6)	(0.1)		(5.0)	(155.6)	3.4%		3.4%
EBIT	102.6	(0.5)		67.4	169.5	65.1%		65.2%
EBIT Margin	22.0%				30.2%	820	bps	850	bps
EBITDA	159.3	(0.7)		84.7	243.3	52.7%		53.0%
EBITDA Margin	34.1%				43.4%	930	bps	950	bps

CSD&Nanc Brazil Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	16,665.8	2.0		847.1	17,514.9	5.1%		5.1%
Net Revenue	1,452.9	1.5		145.8	1,600.2	10.1%		10.1%
Net Revenue/hl	87.2	0.1		4.1	91.4	4.8%		4.7%
COGS	(685.8)	(1.4)		6.1	(681.1)	-0.7%		-0.9%
COGS/hl	(41.2)	(0.1)		2.3	(38.9)	-5.5%		-5.7%
Gross Profit	767.1	0.1		152.0	919.1	19.8%		19.8%
Gross Margin	52.8%				57.4%	460	bps	470	bps
SG&A excl. deprec.&amort.	(269.1)	(1.0)		(6.8)	(276.9)	2.9%		2.6%
SG&A deprec.&amort.	(128.2)	(35.0)		(13.9)	(177.1)	38.1%		10.8%
SG&A Total	(397.3)	(36.0)		(20.7)	(454.0)	14.3%		5.2%
EBIT	369.8	(35.9)		131.2	465.1	25.8%		35.4%
EBIT Margin	25.5%				29.1%	360	bps	600	bps
EBITDA	515.0	(1.2)		159.1	672.9	30.7%		30.9%
EBITDA Margin	35.4%				42.1%	660	bps	680	bps

The Brazilian soft drinks operation posted strong organic volume growth of 14.8% in the quarter coupled with strong market share performance, growing by 80 bps in the quarter (Q3 2008: 17.8%; Q3 2007: 17.0%).

Net Revenues per hectoliter grew 4.9% organically despite unfavorable mix as we continue to take advantage of price increases in selected regions.

Cost of Goods Sold decreased organically by 3.5% on a per hectoliter basis, benefiting from gains in our sugar and foreign exchange hedges in the quarter.

SG&A (excluding depreciation and amortization) decreased 6.1% organically primarily because of easier comparisons from 2007 due to the timing of certain marketing investments last year. Year to date the increase is 2.6%.

Third Quarter 2008 Results November 6, 2008 Page 9

Other Products

Other Products Brazil Results			Currency	Organic		% As	%
R$ million	3Q07	Scope	Translation	Growth	3Q08	Reported	Organic
Volume ('000 hl)	-			-	-
Net Revenue	44.4			10.8	55.1	24.3%	24.3%
Net Revenue/hl
COGS	(32.4)			(15.7)	(48.1)	48.5%	48.5%
COGS/hl
Gross Profit	12.0			(4.9)	7.1	-41.1%	-41.1%
Gross Margin	27.0%				12.8%	nm	nm
SG&A excl. deprec.&amort.	(1.4)			1.1	(0.4)	-74.9%	-74.9%
SG&A deprec.&amort.	-			-	-
SG&A Total	(1.4)			1.1	(0.4)	-74.9%	-74.9%
EBIT	10.5			(3.9)	6.7	-36.5%	-36.5%
EBIT Margin	23.8%				12.1%	nm	nm
EBITDA	10.5			(3.9)	6.7	-36.5%	-36.5%
EBITDA Margin	23.8%				12.1%	nm	nm

Other Products Brazil Results			Currency	Organic		% As	%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported	Organic
Volume ('000 hl)	-			-	-	-	-
Net Revenue	163.8			24.2	188.0	14.8%	14.8%
Net Revenue/hl
COGS	(110.1)			(24.0)	(134.1)	21.8%	21.8%
COGS/hl
Gross Profit	53.7			0.2	53.9	0.4%	0.4%
Gross Margin	32.8%				28.7%	nm	nm
SG&A excl. deprec.&amort.	(3.2)			2.0	(1.3)	-60.7%	-60.7%
SG&A deprec.&amort.	-			-	-
SG&A Total	(3.2)			2.0	(1.3)	-60.7%	-60.7%
EBIT	50.5			2.2	52.7	4.3%	4.3%
EBIT Margin	30.8%				28.0%	nm	nm
EBITDA	50.5			2.2	52.7	4.3%	4.3%
EBITDA Margin	30.8%				28.0%	nm	nm

EBITDA from Other Products in Brazil decreased organically in Q3 2008 by 36.5% to R$6.7 million. Although continuing to contribute positively to our overall results, EBITDA from these sources in any given quarter depends on several factors and can fluctuate.

Third Quarter 2008 Results November 6, 2008 Page 10

Quinsa Consolidated

Quinsa Consolidated Results			Currency	Organic		% As		%
R$ million	3Q07	Scope	Translation	Growth	3Q08	Reported		Organic
Volume ('000 hl)	6,503.3			841.4	7,344.7		12.9%	12.9%
Net Revenue	532.9		(109.4)	223.0	646.5		21.3%	41.9%
Net Revenue/hl	81.9		(14.9)	21.0	88.0		7.4%	25.6%
COGS	(210.9)		52.2	(119.1)	(277.8)		31.7%	56.5%
COGS/hl	(32.4)		7.1	(12.5)	(37.8)		16.6%	38.6%
Gross Profit	322.0		(57.2)	103.9	368.7		14.5%	32.3%
Gross Margin	60.4%				57.0%	-340	bps	-410	bps
SG&A excl. deprec.&amort.	(129.3)		25.8	(23.9)	(127.4)		-1.5%	18.5%
SG&A deprec.&amort.	(20.9)		4.2	(4.8)	(21.5)		2.8%	23.0%
SG&A Total	(150.2)		30.0	(28.7)	(148.9)		-0.9%	19.1%
EBIT	171.8		(27.1)	75.2	219.8		28.0%	43.8%
EBIT Margin	32.2%				34.0%	180	bps	40	bps
EBITDA	219.1		(34.9)	81.5	265.7		21.3%	37.2%
EBITDA Margin	41.1%				41.1%		bps	-140	bps

Quinsa Consolidated Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	20,691.9			2,441.3	23,133.2	11.8%		11.8%
Net Revenue	1,831.1		(294.2)	552.2	2,089.0	14.1%		30.2%
Net Revenue/hl	88.5		(12.7)	14.5	90.3	2.0%		16.4%
COGS	(752.4)		133.4	(235.0)	(853.9)	13.5%		31.2%
COGS/hl	(36.4)		5.8	(6.3)	(36.9)	1.5%		17.4%
Gross Profit	1,078.7		(160.8)	317.2	1,235.1	14.5%		29.4%
Gross Margin	58.9%				59.1%	20	bps	-30	bps
SG&A excl. deprec.&amort.	(398.1)		64.1	(75.4)	(409.4)	2.8%		18.9%
SG&A deprec.&amort.	(60.7)		8.4	(16.7)	(69.1)	13.7%		27.6%
SG&A Total	(458.8)		72.5	(92.1)	(478.5)	4.3%		20.1%
EBIT	619.9		(88.5)	225.2	756.7	22.1%		36.3%
EBIT Margin	33.9%				36.2%	240	bps	160	bps
EBITDA	753.0		(106.6)	255.4	901.8	19.8%		33.9%
EBITDA Margin	41.1%				43.2%	200	bps	120	bps

Quinsa organic volume growth was 12.9% in Q3 2008 with all countries delivering strong volume improvement. Quinsa delivered EBITDA amounting to R$265.7 million in the quarter, which represents impressive organic growth of 37.2%. EBITDA margin contraction of 140 bps on an organic basis to 41.1% was driven by higher commodity prices in the period.

Third Quarter 2008 Results November 6, 2008 Page 11

Quinsa Beer

Quinsa Beer Results			Currency	Organic		% As		%
R$ million	3Q07	Scope	Translation	Growth	3Q08	Reported		Organic
Volume ('000 hl)	3,769.9			535.0	4,304.9	14.2%		14.2%
Net Revenue	364.8		(72.4)	175.1	467.5	28.1%		48.0%
Net Revenue/hl	96.8		(16.8)	28.6	108.6	12.2%		29.6%
COGS	(104.4)		29.0	(85.5)	(161.0)	54.2%		81.9%
COGS/hl	(27.7)		6.7	(16.4)	(37.4)	35.0%		59.3%
Gross Profit	260.4		(43.5)	89.5	306.5	17.7%		34.4%
Gross Margin	71.4%				65.6%	-580	bps	-660	bps
SG&A excl. deprec.&amort.	(97.9)		18.9	(15.7)	(94.8)	-3.2%		16.0%
SG&A deprec.&amort.	(15.8)		3.3	(4.0)	(16.6)	4.6%		25.2%
SG&A Total	(113.8)		22.1	(19.7)	(111.3)	-2.2%		17.3%
EBIT	146.7		(21.3)	69.9	195.2	33.1%		47.6%
EBIT Margin	40.2%				41.8%	160	bps	-10	bps
EBITDA	185.2		(27.5)	75.2	233.0	25.8%		40.6%
EBITDA Margin	50.8%				49.8%	-90	bps	-250	bps

Quinsa Beer Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	12,266.2		-	1,576.2	13,842.5	12.9%		12.9%
Net Revenue	1,296.9		(187.3)	384.4	1,494.0	15.2%		29.6%
Net Revenue/hl	105.7		(13.5)	15.7	107.9	2.1%		14.9%
COGS	(407.7)		66.5	(140.2)	(481.3)	18.1%		34.4%
COGS/hl	(33.2)		4.8	(6.3)	(34.8)	4.6%		19.1%
Gross Profit	889.2		(120.9)	244.3	1,012.6	13.9%		27.5%
Gross Margin	68.6%				67.8%	-80	bps	-110	bps
SG&A excl. deprec.&amort.	(299.0)		45.4	(49.5)	(303.1)	1.4%		16.6%
SG&A deprec.&amort.	(45.7)		5.6	(13.6)	(53.6)	17.4%		29.7%
SG&A Total	(344.6)		51.0	(63.1)	(356.7)	3.5%		18.3%
EBIT	544.6		(69.9)	181.2	655.9	20.4%		33.3%
EBIT Margin	42.0%				43.9%	190	bps	120	bps
EBITDA	650.2		(83.6)	208.9	775.5	19.3%		32.1%
EBITDA Margin	50.1%		-	-	51.9%	180	bps	100	bps

Beer volume organic growth of 14.2% reflects double-digit volume growth in all of the Quinsa markets as a result of strong economic fundamentals, market share gains in Argentina and Chile, very good performances from our premium brands and specific actions aimed at developing the beer category in the region.

The increase in net revenues per hectoliter of 29.6% was driven by price increases throughout the region and higher premium brand mix.

COGS per hectoliter suffered the impact of higher costs of commodities and personnel-related costs. These were partly offset by higher fixed cost absorption, savings in energy and savings in raw materials such as labels and other packaging materials. Sales of other products were also higher in the quarter. Excluding these sales, COGS per hectoliter would have been +25.0%.

SG&A expenses (excluding depreciation and amortization) increased 16.0% when compared to the same period last year due to the impact of higher volumes on variable costs such as transportation and inflation in the period, partly offset by ZBB savings.

Third Quarter 2008 Results November 6, 2008 Page 12

Quinsa CSD & NANC

Quinsa CSD&Nanc Results			Currency	Organic		% As		%
R$ million	3Q07	Scope	Translation	Growth	3Q08	Reported		Organic
Volume ('000 hl)	2,733.4			306.5	3,039.8	11.2%		11.2%
Net Revenue	168.0		(37.0)	48.0	179.0	6.6%		28.6%
Net Revenue/hl	61.5	-	(12.2)	9.6	58.9	-4.2%		15.6%
COGS	(106.5)		23.3	(33.6)	(116.8)	9.7%		31.6%
COGS/hl	(38.9)	-	7.7	(7.1)	(38.4)	-1.3%		18.3%
Gross Profit	61.6		(13.7)	14.4	62.2	1.1%		23.4%
Gross Margin	36.6%				34.8%	-190	bps	-150	bps
SG&A excl. deprec.&amort.	(31.4)		6.9	(8.2)	(32.7)	4.1%		26.1%
SG&A deprec.&amort.	(5.1)		1.0	(0.8)	(4.9)	-2.8%		16.3%
SG&A Total	(36.5)		7.9	(9.0)	(37.6)	3.1%		24.8%
EBIT	25.1		(5.8)	5.3	24.6	-1.9%		21.3%
EBIT Margin	14.9%				13.7%	-120	bps	-80	bps
EBITDA	33.9		(7.5)	6.2	32.7	-3.6%		18.4%
EBITDA Margin	20.2%				18.3%	-190	bps	-160	bps

Quinsa CSD&Nanc Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	8,425.7			865.1	9,290.7	10.3%		10.3%
Net Revenue	534.2		(106.9)	167.7	595.0	11.4%		31.4%
Net Revenue/hl	63.4	-	(11.5)	12.2	64.0	1.0%		19.2%
COGS	(344.7)		67.0	(94.8)	(372.6)	8.1%		27.5%
COGS/hl	(40.9)	-	7.2	(6.4)	(40.1)	-2.0%		15.6%
Gross Profit	189.5		(39.9)	72.9	222.5	17.4%		38.5%
Gross Margin	35.5%				37.4%	190	bps	190	bps
SG&A excl. deprec.&amort.	(99.1)		18.8	(25.9)	(106.3)	7.2%		26.1%
SG&A deprec.&amort.	(15.1)		2.8	(3.2)	(15.4)	2.6%		21.1%
SG&A Total	(114.2)		21.5	(29.1)	(121.7)	6.6%		25.5%
EBIT	75.3		(18.5)	44.0	100.8	33.8%		58.4%
EBIT Margin	14.1%				16.9%	280	bps	290	bps
EBITDA	102.8		(23.0)	46.5	126.3	22.9%		45.3%
EBITDA Margin	19.2%				21.2%	200	bps	200	bps

CSD & Nanc operations in Quinsa delivered another quarter of strong results, posting organic volume growth of 11.2%. This was due to a combination of good industry volumes and higher market shares in most of the different segments where the Company competes in both Argentina and Uruguay.

Organic growth in net revenue per hectoliter amounted to 15.6% due to price increases implemented during 2008 and the second half of 2007, together with revenue management initiatives and better product and channel mix.

COGS per hectoliter increased 18.3% organically, due to the negative impacts of the higher cost of sugar, PET bottles, plastic caps and labor.

SG&A expenses (excluding depreciation and amortization) were 26.1% higher than the same period last year due to the impact of higher volumes on variable costs such as transportation, inflation in the period and higher marketing expenses linked to higher net revenues, partly offset by ZBB savings.

Third Quarter 2008 Results November 6, 2008 Page 13

HILA-ex Consolidated

Hila-ex Results			Currency	Organic		% As	%
R$ million	3Q07	Scope	Translation	Growth	3Q08	Reported	Organic
Volume ('000 hl)	1,459.7			100.0	1,559.7	6.8%	6.8%
Net Revenue	169.5		(19.3)	(6.5)	143.7	-15.2%	-3.8%
Net Revenue/hl	116.1		(12.4)	(11.6)	92.1	-20.7%	-10.0%
COGS	(94.4)		13.8	(21.9)	(102.5)	8.6%	23.2%
COGS/hl	(64.7)		8.8	(9.9)	(65.7)	1.6%	15.3%
Gross Profit	75.2		(5.6)	(28.4)	41.2	-45.2%	-37.8%
Gross Margin	44.3%				28.7%	nm	nm
SG&A excl. deprec.&amort.	(80.9)		11.9	(13.8)	(82.8)	2.3%	17.1%
SG&A deprec.&amort.	(14.4)		1.6	0.3	(12.6)	-12.6%	-1.8%
SG&A Total	(95.3)		13.5	(13.6)	(95.4)	0.1%	14.2%
EBIT	(20.2)		8.0	(42.0)	(54.2)	nm	nm
EBIT Margin	-11.9%				-37.7%	nm	nm
EBITDA	3.5		5.6	(41.9)	(32.8)	nm	nm
EBITDA Margin	2.1%				-22.8%	nm	nm

Hila-ex Results			Currency	Organic		% As	%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported	Organic
Volume ('000 hl)	4,579.0			149.2	4,728.2	3.3%	3.3%
Net Revenue	512.3		(68.1)	(20.6)	423.6	-17.3%	-4.0%
Net Revenue/hl	111.9		(14.4)	(7.9)	89.6	-19.9%	-7.0%
COGS	(296.9)		46.7	(32.5)	(282.8)	-4.8%	11.0%
COGS/hl	(64.8)		9.9	(4.8)	(59.8)	-7.8%	7.5%
Gross Profit	215.3		(21.4)	(53.1)	140.8	-34.6%	-24.7%
Gross Margin	42.0%				33.2%	nm	nm
SG&A excl. deprec.&amort.	(261.1)		42.2	(24.8)	(243.7)	-6.7%	9.5%
SG&A deprec.&amort.	(45.6)		5.9	1.6	(38.0)	-16.5%	-3.5%
SG&A Total	(306.7)		48.2	(23.2)	(281.7)	-8.1%	7.6%
EBIT	(91.3)		26.7	(76.3)	(140.9)	nm	nm
EBIT Margin	-17.8%				-33.3%	nm	nm
EBITDA	(16.6)		14.5	(74.3)	(76.4)	nm	nm
EBITDA Margin	-3.2%				-18.0%	nm	nm

The HILA-ex business unit reported an EBITDA loss of R$32.8 million in the quarter.

Third Quarter 2008 Results November 6, 2008 Page 14

HILA-ex Beer

Hila-ex Beer Results			Currency	Organic		% As	%
R$ million	3Q07	Scope	Translation	Growth	3Q08	Reported	Organic
Volume ('000 hl)	749.6			(47.9)	701.7	-6.4%	-6.4%
Net Revenue	114.3		(11.3)	(16.9)	86.2	-24.6%	-14.7%
Net Revenue/hl	152.5		(16.1)	(13.6)	122.8	-19.5%	-8.9%
COGS	(59.1)		8.5	(11.4)	(62.0)	4.9%	19.3%
COGS/hl	(78.8)		12.1	(21.6)	(88.3)	12.1%	27.4%
Gross Profit	55.3		(2.8)	(28.2)	24.2	-56.2%	-51.1%
Gross Margin	48.3%				28.1%	nm	nm
SG&A excl. deprec.&amort.	(55.5)		8.7	(11.9)	(58.7)	5.7%	21.4%
SG&A deprec.&amort.	(9.5)		1.0	(0.1)	(8.5)	-10.0%	0.7%
SG&A Total	(65.0)		9.7	(11.9)	(67.2)	3.4%	18.3%
EBIT	(9.8)		6.9	(40.2)	(43.0)	nm	nm
EBIT Margin	-8.5%				-49.9%	nm	nm
EBITDA	6.0		5.7	(40.5)	(28.8)	nm	nm
EBITDA Margin	5.3%				-33.4%	nm	nm

Hila-ex Beer Results			Currency	Organic		% As	%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported	Organic
Volume ('000 hl)	2,132.5			23.3	2,155.8	1.1%	1.1%
Net Revenue	312.1		(41.2)	(15.5)	255.5	-18.1%	-5.0%
Net Revenue/hl	146.4		(19.1)	(8.8)	118.5	-19.0%	-6.0%
COGS	(165.5)		29.2	(33.6)	(169.9)	2.7%	20.3%
COGS/hl	(77.6)		13.5	(14.7)	(78.8)	1.5%	19.0%
Gross Profit	146.7		(12.0)	(49.1)	85.6	-41.6%	-33.4%
Gross Margin	47.0%				33.5%	nm	nm
SG&A excl. deprec.&amort.	(175.8)		30.6	(27.5)	(172.7)	-1.8%	15.6%
SG&A deprec.&amort.	(27.5)		3.9	(2.4)	(26.0)	-5.4%	8.8%
SG&A Total	(203.4)		34.5	(29.9)	(198.7)	-2.3%	14.7%
EBIT	(56.7)		22.5	(79.0)	(113.1)	nm	nm
EBIT Margin	-18.2%				-44.3%	nm	nm
EBITDA	(9.1)		13.6	(74.4)	(69.9)	nm	nm
EBITDA Margin	-2.9%				-27.4%	nm	nm

HILA-ex beer volumes decreased 6.4% as double-digit volume growth in Peru and Ecuador was fully offset by another challenging quarter in Venezuela.

Net Revenue per hectoliter fell by 8.9% in the quarter while COGS per hectoliter increased by 27.4% on an organic basis, driven by lower fixed cost absorption and commodity cost pressures.

SG&A (excluding depreciation and amortization) showed an organic increase of 21.4 % and is explained by (i) higher distribution expenses in Peru and Ecuador due to volume growth and (ii) higher SG&A due to inflation in Venezuela.

Beer EBITDA declined organically by R$40.5 million in the quarter.

Third Quarter 2008 Results November 6, 2008 Page 15

HILA-ex CSD & NANC

Hila-ex CSD&Nanc Results			Currency	Organic		% As		%
R$ million	3Q07	Scope	Translation	Growth	3Q08	Reported		Organic
Volume ('000 hl)	710.1			147.9	858.0	20.8%		20.8%
Net Revenue	55.2		(8.0)	10.4	57.5	4.2%		18.8%
Net Revenue/hl	77.7		(9.3)	(1.3)	67.1	-13.7%		-1.7%
COGS	(35.3)		5.3	(10.5)	(40.5)	14.7%		29.8%
COGS/hl	(49.7)		6.2	(3.7)	(47.2)	-5.0%		7.4%
Gross Profit	19.9		(2.7)	(0.2)	17.0	-14.4%		-0.8%
Gross Margin	36.0%				29.6%	-650	bps	-590	bps
SG&A excl. deprec.&amort.	(25.4)		3.2	(2.0)	(24.1)	-4.9%		7.7%
SG&A deprec.&amort.	(4.9)		0.5	0.3	(4.1)	-17.6%		-6.6%
SG&A Total	(30.3)		3.8	(1.6)	(28.2)	-7.0%		5.4%
EBIT	(10.4)		1.1	(1.8)	(11.2)	nm		nm
EBIT Margin	-18.9%				-19.4%	-50	bps	20	bps
EBITDA	(2.5)		(0.0)	(1.4)	(4.0)	nm		nm
EBITDA Margin	-4.6%				-6.9%	-230	bps	-140	bps

Hila-ex CSD&Nanc Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	2,446.5			125.9	2,572.4	5.1%		5.1%
Net Revenue	200.1		(26.9)	(5.1)	168.1	-16.0%		-2.5%
Net Revenue/hl	81.8		(10.5)	(6.0)	65.3	-20.1%		-7.3%
COGS	(131.5)		17.5	1.1	(112.9)	-14.1%		-0.8%
COGS/hl	(53.7)		6.8	3.0	(43.9)	-18.3%		-5.7%
Gross Profit	68.7		(9.5)	(4.0)	55.2	-19.7%		-5.9%
Gross Margin	34.3%				32.8%	-150	bps	-120	bps
SG&A excl. deprec.&amort.	(85.3)		11.7	2.6	(71.0)	-16.8%		-3.1%
SG&A deprec.&amort.	(18.0)		2.0	4.0	(12.0)	-33.5%		-22.4%
SG&A Total	(103.3)		13.7	6.7	(83.0)	-19.7%		-6.5%
EBIT	(34.7)		4.2	2.6	(27.8)	nm		nm
EBIT Margin	-17.3%				-16.6%	80 bps		90	bps
EBITDA	(7.5)		0.9	0.1	(6.5)	nm		nm
EBITDA Margin	-3.8%				-3.9%	-10	bps		bps

HILA-ex CSD & Nanc volumes increased 20.8% driven by a strong performance in Peru.

Net revenues per hectoliter declined by 1.7% in the period due to channel and package mix. Our COGS per hectoliter increased by 7.4% primarily due to higher input costs and labor inflation, partly offset by lower sugar prices.

Our SG&A excluding depreciation and amortization increased 7.7% in the quarter primarily due to higher net sales.

CSD & Nanc EBITDA declined organically by R$1.4 million in Q3 2008 leading to a loss of R$4.0 million.

Third Quarter 2008 Results November 6, 2008 Page 16

North America

North America Results			Currency	Organic		% As		%
R$ million	3Q07	Scope	Translation	Growth	3Q08	Reported		Organic
Volume ('000 hl)	3,260.5			63.7	3,324.1	2.0%		2.0%
Domestic	2,764.6			69.7	2,834.3	2.5%		2.5%
Exports	495.9			(6.1)	489.8	-1.2%		-1.2%
Net Revenue	1,092.4		(147.8)	47.9	992.5	-9.1%		4.4%
Domestic	1,045.4		(141.9)	47.4	951.0	-9.0%		4.5%
Exports	47.0		(6.0)	0.6	41.5	-11.6%		1.2%
Net Revenue/hl	335.0		(44.5)	8.0	298.6	-10.9%		2.4%
Domestic	378.1		(50.1)	7.4	335.5	-11.3%		2.0%
Exports	94.7		(12.2)	2.3	84.8	-10.5%		2.5%
COGS	(321.2)		48.9	(58.4)	(330.7)	3.0%		18.2%
COGS/hl	(98.5)		14.7	(15.7)	(99.5)	1.0%		15.9%
Gross Profit	771.2		(99.0)	(10.5)	661.8	-14.2%		-1.4%
Gross Margin	70.6%				66.7%	-390	bps	-390	bps
SG&A excl. deprec.&amort.	(331.2)		45.1	(16.3)	(302.4)	-8.7%		4.9%
SG&A deprec.&amort.	(11.1)		1.8	(3.3)	(12.7)	13.8%		30.0%
SG&A Total	(342.3)		46.9	(19.6)	(315.1)	-8.0%		6%
EBIT	428.9		(52.1)	(30.1)	346.7	-19.2%		-7.0%
EBIT Margin	39.3%				34.9%	-430	bps	-430	bps
EBITDA	479.3		(59.1)	(24.9)	395.3	-17.5%		-5.2%
EBITDA Margin	43.9%				39.8%	-400	bps	-400	bps
North America Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	8,628.2	150.4		74.9	8,853.5	2.6%		0.9%
Domestic	7,271.2	150.4		69.9	7,491.5	3.0%		1.0%
Exports	1,357.0			5.0	1,362.0	0.4%		0.4%
Net Revenue	2,886.9	42.6	(282.3)	88.3	2,735.5	-5.2%		3.1%
Domestic	2,755.8	42.6	(270.2)	90.5	2,618.7	-5.0%		3.3%
Exports	131.2		(12.1)	(2.2)	116.9	-10.9%		-1.7%
Net Revenue/hl	334.6	(0.9)	(31.9)	7.1	309.0	-7.7%		2.1%
Domestic	379.0	(2.1)	(36.1)	8.7	349.6	-7.8%		2.3%
Exports	96.7		(8.9)	(2.0)	85.8	-11.2%		-2.0%
COGS	(869.7)	(17.0)	90.7	(85.2)	(881.2)	1.3%		9.8%
COGS/hl	(100.8)	(0.2)	10.2	(8.8)	(99.5)	-1.3%		8.7%
Gross Profit	2,017.2	25.6	(191.6)	3.1	1,854.4	-8.1%		0.2%
Gross Margin	69.9%				67.8%	-210	bps	-200	bps
SG&A excl. deprec.&amort.	(988.9)	(26.2)	87.8	23.6	(903.6)	-8.6%		-2.4%
SG&A deprec.&amort.	(37.5)		4.7	(12.1)	(44.9)	19.9%		32.3%
SG&A Total	(1,026.4)	(26.2)	92.5	11.5	(948.5)	-7.6%		-1%
EBIT	990.9	(0.5)	(99.1)	14.7	905.9	-8.6%		1.5%
EBIT Margin	34.3%				33.1%	-120	bps	-50	bps
EBITDA	1,138.5	3.0	(113.7)	20.5	1,048.3	-7.9%		1.8%
EBITDA Margin	39.4%				38.3%	-110	bps	-50	bps

Total volumes increased by 2.0% versus Q3 2007. Domestic volume growth was driven by industry growth of 2.8% and by market share growth of 10 bps., partly offset by non-recurring subcontracting volumes in 2007.

Net revenues per hl increased by 2.4% due to year over year price increases. COGS per hl grew by 15.9% on an organic basis as a result of double-digit growth from commodity prices, partly offset by productivity gains and ZBB savings. SG&A excluding depreciation increased by 4.9% mainly due to increased distribution costs due to timing of our commercial investments.

As a result of these effects, North America’s EBITDA declined organically by 5.2% with EBITDA margin contracting by 400 bps. EBITDA remains 1.8% ahead of last year on a year to date basis.

Third Quarter 2008 Results November 6, 2008 Page 17

Analysis of below EBITDA lines

STATEMENT OF OPERATIONS	3Q08	3Q07%		YTD 08	YTD 07%

EBIT	1,642.3	1,633.7	0.5%	4,909.4	4,907.6	0.0%

Provisions for Contingencies	(9.2)	9.9	nm	(63.4)	19.3	nm
Other Operating Expenses, Net	(78.4)	(334.9)	-76.6%	(799.9)	(1,148.3)	-30.3%
Equity in Earnings of Investees	0.1	0.4	nm	19.3	0.8	nm
Net Financial Results	(286.4)	(313.0)	-8.5%	(892.7)	(946.5)	-5.7%
Non-Operating Income, Net	37.0	15.7	nm	12.1	30.1	nm
Income Before Taxes	1,305.4	1,011.7	29.0%	3,184.8	2,863.0	11.2%
Provision for Income Tax & Social Contribution	(365.5)	(374.5)	-2.4%	(1,060.3)	(1,092.2)	-2.9%
Provision for Profit Sharing & Bonuses	(8.3)	(40.3)	nm	(37.6)	(72.6)	nm
Minority Interest	17.4	(7.2)	nm	8.0	(13.8)	nm

Net Income	949.0	589.8	60.9%	2,094.9	1,684.4	24.4%

Provisions for Contingencies

Provisions for contingencies in Q3 2008 were a net expense of R$9.2 million compared to a gain of R$9.9 million in Q3 2007. This is primarily a result of reversals of tax contingencies during Q3 2007 totaling R$18.5 million.

Other Operating Expenses, Net

Other operating expenses, net were R$78.4 million net expense in Q3 2008 compared to a net expense of R$334.9 million in Q3 2007.

These net expenses were comprised of: (i) goodwill amortization in Q3 2008 totaling R$419.5 million compared to R$353.4 million last year; and (ii) other net losses totaling R$4.8 million in Q3 2008 compared to net losses of R$8.5 million last year.

These expenses were partly offset by: (i) gains from tax subsidies of subsidiaries totaling R$40.5 million in Q3 2008 compared to R$57.4 in Q3 2007; (ii) translation gains on foreign investments totaling R$298.4 million in Q3 2008 compared to losses of R$68.6 million in Q3 2007; and (iii) other gains totaling R$7.0 million in Q3 compared to R$38.2 million last year.

Goodwill amortization expense in the period of R$419.5 million (Q3 2007 - R$353.4 million) was primarily comprised of goodwill amortization on the acquisition of Labatt and Quinsa of R$321.2 million and R$53.4 million, respectively.

Translation gains on foreign investments were recorded in the period due to the impact of the appreciation of the USD against the Real in our investments in Latin America (mainly Quinsa). This gain was partly offset by losses from the depreciation of local currencies in other Latin American countries against the USD and the appreciation of the CAD against the Real in our investment in Labatt during the same period.

Third Quarter 2008 Results November 6, 2008 Page 18

Net Financial Results

AmBev’s net financial result in the quarter was a R$286.4 million expense compared to a net expense of R$313.0 million in Q3 2007.

A decrease in the net financial expenses on our foreign currency denominated debt and the underlying hedges from R$207.4 million to R$124.6 million was partly offset by higher interest expense on Reais denominated debt which increased from R$85.8 million to R$196.2 million. As a result of our hedging policy, changes in exchange rates and interest on our foreign currency denominated debt are offset by compensating results from the underlying derivative instruments.

The table below details the main items within these amounts:

Breakdown of Net Financial Results	3Q08	3Q07	YTD 08	YTD 07

Financial income
Interest on cash and cash equivalents	27.3	19.4	94.0	72.8
Foreign exchange gains (losses) on financial assets	13.9	(11.5)	(6.6)	(41.0)
Net gains from derivative instruments	301.8		171.9
Interest income on stock ownership plan	1.1	1.9	4.9	5.4
Interest on taxes, contributions and judicial deposits	12.1	9.7	58.3	24.2
Other	17.3	7.9	38.2	18.7

Total	373.4	27.4	360.8	80.1

Financial expense
Interest expense on Reais denominated debt	196.2	85.8	506.6	250.8
Interest expense on foreign currency denominated debt	83.6	139.4	313.7	412.4
Foreign exchange (gains) losses on debt	342.8	(77.3)	326.0	(386.6)
Net losses from derivative instruments	-	145.3		571.6
Taxes on financial transactions	6.6	23.0	30.1	77.3
Interest on contingencies and other	0.3	8.8	15.2	62.6
Other	30.2	15.5	62.0	38.6

Total	659.8	340.5	1,253.5	1,026.6

Net Financial Result	(286.4)	(313.0)	(892.7)	(946.5)

The table below details AmBev’s consolidated debt profile:

	3Q08			2Q08
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	3,160.6	3,155.0	6,315.6	2,199.0	3,977.8	6,176.8
Foreign Currency	882.4	3,395.2	4,277.6	1,303.4	2,552.7	3,856.1
Consolidated Debt	4,043.0	6,550.2	10,593.2	3,502.4	6,530.5	10,032.9
Cash and Equivalents			2,033.3			1,861.4
Short-Term Investiments			0.1			37.2
Net Debt			8,559.8			8,134.3

The Company’s total net debt increased from R$8,134.3 million in Q2 2008 to R$8,559.8 million in Q3 2008. Our cash and short-term investments position increased by R$134.8 million, while total debt increased by R$560.3 million. These movements were primarily a result of the impact of changes in exchange rates on our foreign currency denominated cash and debt in the period. This increase is offset by our hedges which are recorded in our balance sheet under Other Assets.

Third Quarter 2008 Results November 6, 2008 Page 19

Non-Operating Income, Net

The net result from non-operating income was a gain of R$37.0 million compared to a gain of R$15.7 million in Q3 2007. The main reason for this increase was the disposal of real estate assets held for sale in the period for a gain of R$26.7 million compared to a loss of R$6.6 million last year, partly offset by lower gains on the sale of property, plant and equipment.

Provision for Income Tax & Social Contribution

The R$365.5 million provision for income tax and social contribution in the quarter represents an effective tax rate of 28.2%, compared to 38.5% in Q3 2007. Despite growth in our pre-tax earnings, our tax rate decreased because of non-taxable translation gains on foreign investments in Q3 2008 (compared to non-deductible losses last year), partly offset by higher non-deductible losses from goodwill amortization in the period.

We continue to benefit for cash flow purposes from the fiscal benefit arising from the merger of InBev Brasil in 2005. This benefit is recorded on an accrual basis based on the realization of the underlying tax credit on a straight-line basis.

The table below shows the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution	3Q08	3Q07	YTD 08	YTD 07

Net income before taxes and profit sharing	1,305.4	1,011.7	3,184.8	2,863.0
Provision for Profit Sharing & Bonuses	(8.3)	(40.3)	(37.6)	(72.6)

Net income before income tax, social contribution and minorities	1,297.1	971.5	3,147.3	2,790.4

Income tax and social contribution at nominal tax rate (34%)	(441.0)	(330.3)	(1,070.1)	(948.7)
Adjustments to effective rate:
Interest on own capital	90.4	88.5	256.9	263.0
Losses from foreign subsidiaries not subjected to tax	20.2	7.0	40.6	3.9
Equity gains from subsidiaries	13.8	19.5	49.1	54.8
Amortization of non-deductible goodwill	(132.7)	(110.9)	(396.4)	(354.5)
Exchange variations over investments	102.2	(16.1)	40.0	(68.0)
Permanent additions/reductions and other	(18.3)	(32.1)	19.6	(42.6)
Total income taxes and social contribution	(365.5)	(374.5)	(1,060.3)	(1,092.2)
Effective income tax and social contribution rate	28.2%	38.5%	33.7%	39.1%

InBev Brasil Incorporation Fiscal benefit Adjustment

Fiscal benefit for InBev Brasil incorporation	87.7	87.7	263.1	263.1
Total income taxes and social contribution excluding fiscal benefit effect	(277.8)	(286.8)	(797.2)	(829.2)
Effective income tax and social contribution rate adjusted for fiscal benefit	23.0%	32.4%	27.6%	32.8%

Provision for Profit Sharing and Bonuses

Profit sharing expense in Q3 2008 was R$8.3 million compared to a provision of R$40.3 million in Q3 2007. Our provision for 2008 reflects our best estimate of the Company’s target achievements as of September 30, 2008.

Minority Interest

Minority interests in AmBev’s subsidiaries totaled a R$17.4 million income in Q3 2008 compared to a R$7.2 million expense in Q3 2007, as a result of our acquisition of an increased stake in Quinsa at the beginning of the year.

Net Income

AmBev posted a net income of R$949.0 million in the period compared to R$589.8 million last year. The main reason for this increase was a significant net translation gain from foreign investments (compared to a net loss last year).

Third Quarter 2008 Results November 6, 2008 Page 20

Reconciliation between EBITDA and Net income

Both EBITDA and EBIT are measures utilized by AmBev’s management to demonstrate the Company’s performance.

EBITDA is calculated excluding from Net Income the following effects: (i) Provision for Income Tax and Social Contribution (ii) Provision for Profit Sharing & Bonuses (iii) Minority Interest (iv) Non-Operating Income (Expenses) (v) Net Financial Result (vi) Equity in Earnings of Investees (vii) Other Operating Income (Expenses) (viii) Provisions, Net and (ix) Depreciation & Amortization.

EBITDA and EBIT are not accounting measures utilized in accounting practices in either Brazil or the United States of America (US GAAP) and should not be considered as an alternative to Net Income as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. EBITDA and EBIT do not have a standard calculation method and AmBev’s definition of EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Net Income to EBITDA	3Q08	3Q07	YTD 08	YTD 07
Net income	949.0	589.8	2,094.9	1,684.4
Provision for Income Tax & Social Contribution	365.5	374.5	1,060.3	1,092.2
Provision for Profit Sharing & Bonuses	8.3	40.3	37.6	72.6
Minority Interest	(17.4)	7.2	(8.0)	13.8
Income Before Taxes	1,305.4	1,011.7	3,184.8	2,863.0
Non-Operating Income, Net	(37.0)	(15.7)	(12.1)	(30.1)
Net Financial Results	286.4	313.0	892.7	946.5
Equity on earnings of investees	(0.1)	(0.4)	(19.3)	(0.8)
Other Operating Expenses, Net	78.4	334.9	799.9	1,148.3
Provisions for Contingencies	9.2	(9.9)	63.4	(19.3)
EBIT	1,642.3	1,633.7	4,909.4	4,907.6
Depreciation & Amortization	391.4	365.6	1,177.1	976.7
EBITDA	2,033.7	1,999.3	6,086.5	5,884.3

Shareholding Structure

The table below shows AmBev’s shareholding structure on September 30, 2008.

AmBev Shareholding Structure
	ON	%Outs	PN	%Outs	Total	%Outs
InBev	255,341,396	73.9%	122,917,557	45.8%	378,258,953	61.6%
FAHZ	57,135,778	16.5%	0	0.0%	57,135,778	9.3%
Market	32,934,165	9.5%	145,698,595	54.2%	178,632,760	29.1%
Outstanding	345,411,339	100.0%	268,616,152	100.0%	614,027,491	100.0%
Treasury	96,808		787,950		884,758
TOTAL	345,508,147		269,404,102		614,912,249
Free float bovespa	30,744,023	8.9%	104,256,522	38.8%	135,000,545	22.0%
Free float NYSE	2,190,142	0.6%	41,442,073	15.4%	43,632,215	7.1%

Third Quarter 2008 Results November 6, 2008 Page 21

Exchange rates

AmBev translates the results of its foreign operations from their functional currency into Brazilian Reais using the monthly average exchange rate. Average exchange rates during the periods were:

Average exchange rates
(To Brazilian Reais)	Currency	Q3 2008	Q3 2007	YTD 2008	YTD 2007

USD:BRL	U.S Dollar	1.6678	1.9161	1.6868	2.0019
CAD:BRL	Canadian Dollar	1.6009	1.8345	1.6568	1.8131
ARS:BRL	Argentinean Peso	0.5474	0.6113	0.5433	0.6448
PYG:BRL	Paraguayan Guarani	0.0004	0.0004	0.0004	0.0004
PEN:BRL	Peruvian Nuevo Sol	0.5744	0.6086	0.5884	0.6314
DOP:BRL	Dominican Peso	0.0482	0.0586	0.0496	0.0615
UYU:BRL	Uruguayan Peso	0.0852	0.0816	0.0841	0.0837
BOB:BRL	Bolivian Bolívar	0.2367	0.2466	0.2309	0.2534
CLP:BRL	Chilean Peso	0.0032	0.0037	0.0035	0.0038
GTQ:BRL	Guatemalan Quetzal	0.2245	0.2498	0.2240	0.2608
VEF:BRL	Venezuelan Bolívar Fuerte	0.7777	0.8912	0.7865	0.9311

Third Quarter 2008 Results November 6, 2008 Page 22

Q3 2008 EARNINGS CONFERENCE CALL

Speakers	Luiz Fernando Edmond Chief Executive Officer for Latin America
Bernardo Paiva Chief Executive Officer for North America
João Castro Neves Chief Executive Officer for Quinsa
Graham Staley CFO and Investor Relations Officer

Language	English

Date	November 6, 2008 (Thursday)

Time	13:00 (Brasília time) 10:00 (EST)

Phone number	US Participants (toll free)	1-800-860-2442
	International Participants	1-412-858-4600

Code	AmBev

Please call 15 minutes prior to the beginning of the conference call.

The conference call will be transmitted live through the Internet on the website www.ambev-ir.com.
The conference call replay will be available on AmBev’s website around two hours after the conclusion.

For additional information, please contact the Investor Relations Department:

Michael Findlay	Myriam Bado
(5511) 2122-1415	(5511) 2122-1414
ir@ambev.com.br	acmbsp@ambev.com.br

WWW.AMBEV-IR.COM

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SUPPLEMENTAL FINANCIAL INFORMATION Third Quarter 2008 Results November 6, 2008 Pág. 23

AmBev - Segment Financial Information
Organic Results
	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil
	3Q08	3Q07%		3Q08	3Q07%		3Q08	3Q07%		3Q08	3Q07%
Volumes (000 hl)	16,057	16,191	1.1%	6,160	5,390	14.8%				22,217	21,580	4.6%

R$ million
Net Sales	2,410.9	2,335.1	4.2%	561.1	467.5	20.5%	55.1	44.4	24.3%	3,027.2	2,846.9	7.2%
% of Total	50.1%	50.3%		11.7%	10.1%		1.1%	1.0%		62.9%	61.3%
COGS	(687.0)	(670.9)	4.7%	(236.0)	(214.3)	10.8%	(48.1)	(32.4)	48.5%	(971.1)	(917.6)	7.7%
% of Total	40.8%	43.5%		14.0%	13.9%		2.9%	2.1%		57.7%	59.4%
Gross Profit	1,723.9	1,664.2	4.0%	325.1	253.2	28.6%	7.1	12.0	-41.1%	2,056.1	1,929.3	6.9%
% of Total	55.1%	53.7%		10.4%	8.2%		0.2%	0.4%		65.7%	62.3%
SG&A	(770.1)	(724.0)	6.6%	(155.6)	(150.6)	3.4%	(0.4)	(1.4)	-74.9%	(926.1)	(876.0)	6.1%
% of Total	51.8%	49.5%		10.5%	10.3%		0.0%	0.1%		62.3%	59.8%
EBIT	953.9	940.1	1.8%	169.5	102.6	65.2%	6.7	10.5	-36.5%	1,130.0	1,053.3	7.6%
% of Total	58.1%	57.5%		10.3%	6.3%		0.4%	0.6%		68.8%	64.5%
Depr. & Amort.	(201.7)	(187.5)		(73.8)	(56.7)		0.0	0.0		(275.5)	(244.1)
EBITDA	1,155.5	1,127.6	3.0%	243.3	159.3	53.0%	6.7	10.5	-36.5%	1,405.5	1,297.4	8.8%
% of Total	56.8%	56.4%		12.0%	8.0%		0.3%	0.5%		69.1%	64.9%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.5%	-28.7%		-42.1%	-45.8%		-87.2%	-73.0%		-32.1%	-32.2%
Gross Profit	71.5%	71.3%		57.9%	54.2%		12.8%	27.0%		67.9%	67.8%
SG&A	-31.9%	-31.0%		-27.7%	-32.2%		-0.7%	-3.2%		-30.6%	-30.8%
EBIT	39.6%	40.3%		30.2%	22.0%		12.1%	23.8%		37.3%	37.0%
Depr. & Amort.	-8.4%	-8.0%		-13.1%	-12.1%		0.0%	0.0%		-9.1%	-8.6%
EBITDA	47.9%	48.3%		43.4%	34.1%		12.1%	23.8%		46.4%	45.6%

Per Hectoliter - Reported (R$/hl)
Net Sales	150.1	144.2	4.1%	91.1	86.7	5.0%				136.3	131.9	3.3%
COGS	(42.8)	(41.4)	3.3%	(38.3)	(39.8)	-3.6%				(43.7)	(42.5)	2.8%
Gross Profit	107.4	102.8	4.5%	52.8	47.0	12.4%				92.5	89.4	3.5%
SG&A	(48.0)	(44.7)	7.2%	(25.3)	(27.9)	-9.5%				(41.7)	(40.6)	2.7%
EBIT	59.4	58.1	2.3%	27.5	19.0	44.5%				50.9	48.8	4.2%
Depr. & Amort.	(12.6)	(11.6)	8.5%	(12.0)	(10.5)	14.0%				(12.4)	(11.3)	9.6%
EBITDA	72.0	69.6	3.3%	39.5	29.6	33.6%				63.3	60.1	5.2%

	Hila Operations						North America			AmBev
	Quinsa			Hila-ex			Operations			Consolidated
	3Q08	3Q07%		3Q08	3Q07%		3Q08	3Q07%		3Q08	3Q07%
Volumes (000 hl)	7,345	6,503	12.9%	1,560	1,460	6.8%	3,324	3,260	2.0%	34,445	32,804	6.1%

R$ million
Net Sales	646.5	532.9	41.9%	143.7	169.5	-3.8%	992.5	1,092.4	4.4%	4,809.9	4,641.7	10.1%
% of Total	13.4%	11.5%		3.0%	3.7%		20.6%	23.5%		100.0%	100.0%
COGS	(277.8)	(210.9)	56.5%	(102.5)	(94.4)	23.2%	(330.7)	(321.2)	18.2%	(1,682.1)	(1,544.0)	17.6%
% of Total	16.5%	13.7%		6.1%	6.1%		19.7%	20.8%		100.0%	100.0%
Gross Profit	368.7	322.0	32.3%	41.2	75.2	-37.8%	661.8	771.2	-1.4%	3,127.8	3,097.7	6.4%
% of Total	11.8%	10.4%		1.3%	2.4%		21.2%	24.9%		100.0%	100.0%
SG&A	(148.9)	(150.2)	19.1%	(95.4)	(95.3)	14.2%	(315.1)	(342.3)	5.7%	(1,485.5)	(1,464.0)	7.9%
% of Total	10.0%	10.3%		6.4%	6.5%		21.2%	23.4%		100.0%	100.0%
EBIT	219.8	171.8	43.8%	(54.2)	(20.2)	nm	346.7	428.9	-7.0%	1,642.3	1,633.7	5.1%
% of Total	13.4%	10.5%		-3.3%	-1.2%		21.1%	26.3%		100.0%	100.0%
Depr. & Amort.	(45.8)	(47.3)		(21.4)	(23.7)		(48.7)	(50.4)		(391.4)	(365.6)
EBITDA	265.7	219.1	37.2%	(32.8)	3.5	nm	395.3	479.3	-5.2%	2,033.7	1,999.3	6.4%
% of Total	13.1%	11.0%		-1.6%	0.2%		19.4%	24.0%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-43.0%	-39.6%		-71.3%	-55.7%		-33.3%	-29.4%		-35.0%	-33.3%
Gross Profit	57.0%	60.4%		28.7%	44.3%		66.7%	70.6%		65.0%	66.7%
SG&A	-23.0%	-28.2%		-66.4%	-56.2%		-31.7%	-31.3%		-30.9%	-31.5%
EBIT	34.0%	32.2%		-37.7%	-11.9%		34.9%	39.3%		34.1%	35.2%
Depr. & Amort.	-7.1%	-8.9%		-14.9%	-14.0%		-4.9%	-4.6%		-8.1%	-7.9%
EBITDA	41.1%	41.1%		-22.8%	2.1%		39.8%	43.9%		42.3%	43.1%

Per Hectoliter - Reported (R$/hl)
Net Sales	88.0	81.9	7.4%	92.1	116.1	-20.7%	298.6	335.0	-10.9%	139.6	141.5	-1.3%
COGS	(37.8)	(32.4)	16.6%	(65.7)	(64.7)	1.6%	(99.5)	(98.5)	1.0%	(48.8)	(47.1)	3.7%
Gross Profit	50.2	49.5	1.4%	26.4	51.5	-48.7%	199.1	236.5	-15.8%	90.8	94.4	-3.8%
SG&A	(20.3)	(23.1)	-12.2%	(61.2)	(65.3)	-6.4%	(94.8)	(105.0)	-9.7%	(43.1)	(44.6)	-3.4%
EBIT	29.9	26.4	13.3%	(34.7)	(13.8)	151.2%	104.3	131.5	-20.7%	47.7	49.8	-4.3%
Depr. & Amort.	(6.2)	(7.3)	-14.3%	(13.7)	(16.2)	-15.4%	(14.6)	(15.5)	-5.3%	(11.4)	(11.1)	2.0%
EBITDA	36.2	33.7	7.4%	(21.0)	2.4	nm	118.9	147.0	-19.1%	59.0	60.9	-3.1%

SUPPLEMENTAL FINANCIAL INFORMATION Third Quarter 2008 Results November 6, 2008 Pág. 24

AmBev - Segment Financial Information
Organic Results
	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil
	YTD 08	YTD 07%		YTD 08	YTD 07%		YTD 08	YTD 07%		YTD 08	YTD 07%
Volumes (000 hl)	48,777	48,296	0.9%	17,515	16,666	5.1%				66,292	64,962	2.0%

R$ million
Net Sales	7,360.8	6,974.8	5.6%	1,600.2	1,452.9	10.1%	188.0	163.8	14.8%	9,149.0	8,591.5	6.5%
% of Total	51.1%	50.5%		11.1%	10.5%		1.3%	1.2%		63.5%	62.2%
COGS	(2,129.0)	(1,940.0)	9.4%	(681.1)	(685.8)	-0.9%	(134.1)	(110.1)	21.8%	(2,944.1)	(2,735.9)	7.3%
% of Total	42.9%	41.7%		13.7%	14.7%		2.7%	2.4%		59.3%	58.8%
Gross Profit	5,231.8	5,034.8	4.1%	919.1	767.1	19.8%	53.9	53.7	0.4%	6,204.9	5,855.6	6.2%
% of Total	55.5%	54.9%		9.7%	8.4%		0.6%	0.6%		65.8%	63.9%
SG&A	(2,361.9)	(2,067.0)	9.3%	(453.9)	(397.2)	5.2%	(1.3)	(3.2)	-60.7%	(2,817.0)	(2,467.4)	8.6%
% of Total	52.2%	48.5%		10.0%	9.3%		0.0%	0.1%		62.2%	57.9%
EBIT	2,870.0	2,967.8	0.6%	465.2	369.9	35.4%	52.7	50.5	4.3%	3,387.8	3,388.2	4.4%
% of Total	58.5%	60.5%		9.5%	7.5%		1.1%	1.0%		69.0%	69.0%
Depr. & Amort.	(617.3)	(476.1)		(207.7)	(145.1)		0.0	0.0		(825.0)	(621.2)
EBITDA	3,487.3	3,444.0	1.6%	672.9	515.0	30.9%	52.7	50.5	4.3%	4,212.8	4,009.4	5.4%
% of Total	57.3%	58.5%		11.1%	8.8%		0.9%	0.9%		69.2%	68.1%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.9%	-27.8%		-42.6%	-47.2%		-71.3%	-67.2%		-32.2%	-31.8%
Gross Profit	71.1%	72.2%		57.4%	52.8%		28.7%	32.8%		67.8%	68.2%
SG&A	-32.1%	-29.6%		-28.4%	-27.3%		-0.7%	-2.0%		-30.8%	-28.7%
EBIT	39.0%	42.6%		29.1%	25.5%		28.0%	30.8%		37.0%	39.4%
Depr. & Amort.	-8.4%	-6.8%		-13.0%	-10.0%		0.0%	0.0%		-9.0%	-7.2%
EBITDA	47.4%	49.4%		42.1%	35.4%		28.0%	30.8%		46.0%	46.7%

Per Hectoliter - Reported (R$/hl)
Net Sales	150.9	144.4	4.5%	91.4	87.2	4.8%				138.0	132.3	4.4%
COGS	(43.6)	(40.2)	8.7%	(38.9)	(41.2)	-5.5%				(44.4)	(42.1)	5.5%
Gross Profit	107.3	104.2	2.9%	52.5	46.0	14.0%				93.6	90.1	3.8%
SG&A	(48.4)	(42.8)	13.1%	(25.9)	(23.8)	8.7%				(42.5)	(38.0)	11.9%
EBIT	58.8	61.5	-4.3%	26.6	22.2	19.7%				51.1	52.2	-2.0%
Depr. & Amort.	(12.7)	(9.9)	28.4%	(11.9)	(8.7)	36.2%				(12.4)	(9.6)	30.1%
EBITDA	71.5	71.3	0.3%	38.4	30.9	24.3%				63.5	61.7	3.0%

	Hila Operations						North America			AmBev
	Quinsa			Hila-ex			Operations			Consolidated
	YTD 08	YTD 07%		YTD 08	YTD 07%		YTD 08	YTD 07%		YTD 08	YTD 07%
Volumes (000 hl)	23,133	20,693	11.8%	4,728	4,579	3.3%	8,853	8,628	0.9%	103,007	98,862	4.0%

R$ million
Net Sales	2,089.0	1,831.1	30.2%	423.6	512.3	-4.0%	2,735.5	2,886.9	3.1%	14,397.1	13,821.8	8.5%
% of Total	14.5%	13.2%		2.9%	3.7%		19.0%	20.9%		100.0%	100.0%
COGS	(853.9)	(752.4)	31.2%	(282.8)	(296.9)	11.0%	(881.2)	(869.7)	9.8%	(4,962.0)	(4,654.9)	11.9%
% of Total	17.2%	16.2%		5.7%	6.4%		17.8%	18.7%		100.0%	100.0%
Gross Profit	1,235.1	1,078.7	29.4%	140.8	215.3	-24.7%	1,854.4	2,017.2	0.2%	9,435.2	9,166.8	6.9%
% of Total	13.1%	11.8%		1.5%	2.3%		19.7%	22.0%		100.0%	100.0%
SG&A	(478.5)	(458.8)	20.1%	(281.7)	(306.7)	7.6%	(948.5)	(1,026.4)	-1.1%	(4,525.7)	(4,259.2)	7.4%
% of Total	10.6%	10.8%		6.2%	7.2%		21.0%	24.1%		100.0%	100.0%
EBIT	756.7	619.9	36.3%	(140.9)	(91.3)	nm	905.9	990.9	1.5%	4,909.4	4,907.6	6.4%
% of Total	15.4%	12.6%		-2.9%	-1.9%		18.5%	20.2%		100.0%	100.0%
Depr. & Amort.	(145.1)	(133.1)		(64.5)	(74.7)		(142.4)	(147.6)		(1,177.1)	(976.7)
EBITDA	901.8	753.0	33.9%	(76.4)	(16.6)	nm	1,048.3	1,138.5	1.8%	6,086.5	5,884.3	7.1%
% of Total	14.8%	12.8%		-1.3%	-0.3%		17.2%	19.3%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-40.9%	-41.1%		-66.8%	-58.0%		-32.2%	-30.1%		-34.5%	-33.7%
Gross Profit	59.1%	58.9%		33.2%	42.0%		67.8%	69.9%		65.5%	66.3%
SG&A	-22.9%	-25.1%		-66.5%	-59.9%		-34.7%	-35.6%		-31.4%	-30.8%
EBIT	36.2%	33.9%		-33.3%	-17.8%		33.1%	34.3%		34.1%	35.5%
Depr. & Amort.	-6.9%	-7.3%		-15.2%	-14.6%		-5.2%	-5.1%		-8.2%	-7.1%
EBITDA	43.2%	41.1%		-18.0%	-3.2%		38.3%	39.4%		42.3%	42.6%

Per Hectoliter - Reported (R$/hl)
Net Sales	90.3	88.5	2.1%	89.6	111.9	-19.9%	309.0	334.6	-7.7%	139.8	139.8	0.0%
COGS	(36.9)	(36.4)	1.5%	(59.8)	(64.8)	-7.8%	(99.5)	(100.8)	-1.3%	(48.2)	(47.1)	2.3%
Gross Profit	53.4	52.1	2.4%	29.8	47.0	-36.7%	209.5	233.8	-10.4%	91.6	92.7	-1.2%
SG&A	(20.7)	(22.2)	-6.7%	(59.6)	(67.0)	-11.0%	(107.1)	(119.0)	-9.9%	(43.9)	(43.1)	2.0%
EBIT	32.7	30.0	9.2%	(29.8)	(19.9)	49.4%	102.3	114.8	-10.9%	47.7	49.6	-4.0%
Depr. & Amort.	(6.3)	(6.4)	-2.5%	(13.6)	(16.3)	-16.4%	(16.1)	(17.1)	-6.0%	(11.4)	(9.9)	15.7%
EBITDA	39.0	36.4	7.1%	(16.2)	(3.6)	nm	118.4	131.9	-10.3%	59.1	59.5	-0.7%

SUPPLEMENTAL FINANCIAL INFORMATION Third Quarter 2008 Results November 6, 2008 Page 25

CONSOLIDATED BALANCE SHEET
R$ million	09/30/08	06/30/08
ASSETS
Cash and Cash Equivalents	2,033.3	1,861.4
Short-Term Investments	0.1	37.2
Trade Accounts Receivable	1,175.8	1,006.6
Inventories	1,636.9	1,566.4
Other	2,295.7	2,125.6
Total Current Assets	7,141.8	6,597.2

Deferred Taxes	2,758.5	2,824.1
Other	1,162.9	1,304.1
Total Non-Current Assets	3,921.4	4,128.2

Investments, Including Goodwill, net	14,341.2	14,657.5
Property, Plant & Equipment	6,139.7	5,482.7
Intangible Assets	435.8	434.2
Deferred Charges	1,903.4	2,004.0
Total Permanent Assets	22,820.1	22,578.4

TOTAL ASSETS	33,883.3	33,303.8

LIABILITIES
Short-Term Debt	4,043.0	3,502.4
Trade Accounts Payable	1,796.2	1,641.7
Sales & Other Taxes Payable	987.1	897.6
Income Tax, Social Contribution, & Other	229.5	242.1
Other	2,358.7	1,917.9
Total Current Liabilities	9,414.5	8,201.7

Long-Term Debt	6,550.2	6,530.5
Income Tax & Social Contribution	169.1	138.4
Provision for Contingencies	680.6	736.7
Other	785.2	777.1
Total Non-Current Liabilities	8,185.1	8,182.7

TOTAL LIABILITIES	17,599.6	16,384.4

DEFERRED INCOME	263.3	230.9

MINORITY INTEREST	(1.0)	2.9

Paid in Capital	6,599.8	6,544.1
Reserves and Treasury shares	8,184.5	8,994.1
Retained Earnings	1,237.0	1,147.4
SHAREHOLDERS' EQUITY	16,021.3	16,685.6

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	33,883.3	33,303.8

Third Quarter 2008 Results November 6, 2008 Pag. 26

CONSOLIDATED STATEMENT OF OPERATIONS
R$ million	3Q08	3Q07	YTD 2008	YTD 2007

Net Sales	4,809.9	4,641.7	14,397.1	13,821.8
Cost of Goods Sold (COGS)	(1,682.1)	(1,544.0)	(4,962.0)	(4,654.9)
Gross Profit	3,127.8	3,097.7	9,435.2	9,166.8

Selling, General and Administrative (SG&A)	(1,485.5)	(1,463.9)	(4,525.7)	(4,259.2)
Provisions for Contingencies	(9.2)	9.9	(63.4)	19.3
Other Operating Expenses, Net	(78.4)	(334.9)	(799.9)	(1,148.3)
Equity on Earnings of Investees	0.1	0.4	19.3	0.8
Net Financial Results	(286.4)	(313.0)	(892.7)	(946.5)
Non-Operating Income, Net	37.0	15.7	12.1	30.1

Income Before Taxes	1,305.4	1,011.7	3,184.8	2,863.0

Provision for Income Tax and Social Contribution	(365.5)	(374.5)	(1,060.3)	(1,092.2)
Provision for Profit Sharing & Bonuses	(8.3)	(40.3)	(37.6)	(72.6)
Minority Interest	17.4	(7.2)	8.0	(13.8)

Net Income	949.0	589.8	2,094.9	1,684.4

Goodwill Amortization	419.5	353.4	1,252.7	1,146.0
Deferred Charges amortization (formerly goodwill)	79.5	58.3	238.4	77.7

Net Income Excluding Goodwill Amortization	1,448.0	1,001.5	3,586.1	2,908.1

No. of share outstanding (millions)	614,027	620,833	614,027	620,833

EPS (R$/shares)	1.55	0.95	3.41	2.71
EPS excluding goodwill amortization (R$/shares)	2.36	1.61	5.84	4.68

Third Quarter 2008 Results November 6, 2008 Pag. 27

CONSOLIDATED STATEMENT OF CASH FLOWS	AmBev	AmBev
R$ million	3Q08	3Q07
Cash Flows from Operating Activities
Net income for the period	949.0	589.8
Adjustments to reconcile net income
to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	391.4	365.5
Amortization of goodwill	419.5	353.4
Contingencies and liabilites associated with tax disputes	9.2	(9.9)
Financial charges on contingencies, including interest	(4.8)	8.8
Discount in debt settlement	(4.2)	(1.8)
Financial charges on advances to employees for purchase of shares	(1.1)	(1.9)
Financial charges on taxes and contributions	1.4	4.1
Foreign currency and interest on debt	596.3	99.1
Foreign currency and unrealized gains on marketable securities	(188.5)	55.1
Deferred income tax (benefit) expense	38.4	173.0
Exchange variation on investments abroad	(298.4)	68.6
Minority interest	(17.4)	7.2
Equity income	(0.1)	(0.4)
Other	0.4	9.3
(Increase) decrease in assets
Trade accounts receivable	(86.3)	(58.3)
Sales taxes recoverable	(10.5)	(39.7)
Inventories	71.2	75.0
Judicial Deposits	(7.4)	35.5
Prepaid expenses	49.3	73.3
Receivables and other	88.3	(56.1)
(Decrease) increase in liabilities
Trade accounts payable	35.1	382.4
Payroll, profit sharing and related charges	35.0	58.5
Income tax, social contribution, and other taxes payable	(196.7)	57.0
Contingencies and legal proceedings paid	(64.8)	(41.3)
Other	(80.4)	(31.7)

Net Cash Provided by Operating Activities	1,723.9	2,174.5

Cash Flows from Investing Activites
Short-Term Investments	26.5	(12.9)
Disposal of property, plant and equipment	96.8	28.2
Property, plant and equipment	(551.0)	(466.2)
Deferred charges expenditures	0.0	(7.1)

Net Cash Provided (Used) in Investing Activities	(427.7)	(458.0)

Cash Flows from Financing Activites
Advances to employees for purchase of shares	7.5	(0.1)
Dividends and interest distribution	(960.1)	(15.4)
Repurchase of shares in treasury	(1.1)	(286.4)
Sale of shares in treasury	10.3	(1.4)
Increase in debt	1,100.4	1,809.4
Payment of debt	(1,452.0)	(2,549.4)
Capital increase	(14.6)	0.2

Net Cash Provided (Used) in Financing Activities	(1,309.6)	(1,043.1)

Effect of foreign exchange variation on Cash and cash equivalents	185.3	(22.6)

Subtotal	171.9	650.8

Cash and cash equivalents, beginning of period	1,861.4	1,379.9
Cash and cash equivalents, end of period	2,033.3	2,030.7
Net increase in cash and cash equivalents	171.9	650.8

Additional information on cash flow
Payment of interest on loans	174.3	159.7
Payment of income and social contribution taxes on net profits	101.4	130.7